SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
____________________

PROSENSA HOLDING N.V.
(Name of Subject Company)
____________________

PROSENSA HOLDING N.V.
(Name of Person(s) Filing Statement)
____________________

Ordinary Shares, Nominal Value €0.01 Per Share
(Title of Class of Securities)

N71546100
(CUSIP Number of Class of Securities)

Berndt Modig
Chief Financial Officer
Prosensa Holding N.V.
J.H. Oortweg 21
2333 CH Leiden, the Netherlands
+31 (0)71 33 22 100
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Michael Davis
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☒        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Prosensa Holding N.V. (the “Company”) by BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent”) and BioMarin Falcons B.V., a private company with limited liability (besloten vennootschap) organized under the laws of The Netherlands and a wholly owned indirect subsidiary of Parent, pursuant to the terms of the Purchase Agreement entered into among the Company, Buyer and Parent on November 23, 2014.

Exhibit No.	Description
Exhibit 99.1	Letter to Employees sent November 24, 2014
Exhibit 99.2	Letter to Patient Advisory Groups sent November 24, 2014
Exhibit 99.3	Slides Presented at Town Hall Meeting on November 24, 2014
Exhibit 99.4	Joint Press Release issued by Prosensa Holding N.V. and BioMarin Pharmaceutical Inc. on November 24, 2014

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
SOME OF THE STATEMENTS CONTAINED IN THIS ANNOUNCEMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER OF AT LEAST 80% OF THE OUTSTANDING ORDINARY SHARES OF THE COMPANY, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN THE COMPANY’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTIONS OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2013, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY PARENT AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY.  THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS.  THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS.  IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS.  PARENT AND THE COMPANY DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS REPORT OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THE TENDER OFFER FOR THE OUTSTANDING ORDINARY SHARES OF THE COMPANY HAS NOT BEEN COMMENCED.  THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL COMPANY SHARES.  THE SOLICITATION AND OFFER TO BUY COMPANY SHARES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS.  AT THE TIME THE OFFER IS COMMENCED, PARENT WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND THEREAFTER, THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY PARENT AND THE COMPANY WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PARENT AND THE COMPANY WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.  INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AT WWW.PROSENSA.EU.